Christina T. Roupas +1 312 881 6670 croupas@cooley.com	Via EDGAR

April 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief

Kyle Wiley, Staff Attorney

Robert Littlepage, Accounting Branch Chief

Lisa Etheredge, Senior Staff Accountant

Re:	Tempus Labs, Inc.

Draft Registration Statement on Form S-1

Submitted January 17, 2023

CIK: 0001717115

Ladies and Gentlemen:

On behalf of Tempus Labs, Inc. (the “Company”), we are providing this letter in response to a comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 27, 2023 with respect to the Company’s Amendment No. 5 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on January 17, 2023 (as amended from time to time, the “Draft Registration Statement”).

Set forth below are the Company’s responses to the Comment. The numbering of the paragraphs below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter in italics.

Consolidated Financial Statements

9. Stock-Based Compensation, page F-34

1.

We note your response to comment 1 from our letter dated October 27, 2022. Please revise to your disclosures here, on pages 126-127, and elsewhere as appropriate, to explain the change in your valuation methodology for stock-based compensation awards during the periods presented.

In response to the Staff’s Comment, the Company will revise the disclosure on pages 126 and 127 of the Draft Registration Statement and other applicable disclosure, if any, as follows:

“Stock-Based Compensation

We recognize compensation expense for equity awards based on the grant-date fair value on a straight-line basis over the remaining requisite service period for the award. For those awards with a market condition, we utilize a Monte Carlo simulation model to estimate the fair value of the restricted stock units.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

April 12, 2023

Page Two

We issue restricted stock units to certain of our employees. The general terms of the restricted stock units require both a service and performance condition to be satisfied prior to vesting. The service condition is satisfied upon the participant’s completion of a required period of continuous service from the vesting start date. The performance condition will be satisfied upon a liquidity event, which would result in recognition of stock-based compensation expense upon the consummation of this offering. For certain other units, a secondary performance condition exists to be vested, which will be satisfied upon achievement of a specific market condition, which could result in recognition of stock-based compensation expense upon the consummation of this offering.

Common Stock Valuations

…

In valuing our common stock, management determined the equity value of our business using various valuation methods including combinations of income and market approaches. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows were discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and adjusted to reflect the risks inherent in our cash flows.

For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock. We performed this allocation using the option pricing method, or OPM, which treats the securities comprising our capital structure as call options with exercise prices based on the liquidation preferences of our various series of preferred stock and the exercise prices of our options and warrants. Following the formal approval by our board of directors of a plan for our company to pursue an initial public offering, from the second quarter of 2021 through the first quarter of 2022, we used a probability-weighted expected return method, or PWERM, which involves the estimation of multiple future potential outcomes, and estimates of the probability of each potential outcome. Beginning in the second quarter of 2022, in response to volatile market conditions and the resulting uncertainty around the timing of a liquidity event, we changed our valuation methodology back to an OPM. The per share value of our common stock is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering, merger or sale or continued operation as a private company.

Application of these approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions affect our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Cooley LLP    110 N. Wacker Drive Suite 4200    Chicago, IL    60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

April 12, 2023

Page Three

For valuations after the completion of this offering, management will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.”

*        *         *

Please contact me at (312) 881-6670 with any questions or further comments regarding our responses to the Staff’s Comment.

Sincerely,

/s/ Christina T. Roupas
Christina T. Roupas

cc:	Eric Lefkofsky, Tempus Labs, Inc.

Jim Rogers, Tempus Labs, Inc.

Erik Phelps, Tempus Labs, Inc.

Ryan Bartolucci, Tempus Labs, Inc.

Eric Jensen, Cooley LLP

Courtney Tygesson, Cooley LLP

Cooley LLP    110 N. Wacker Drive Suite 4200    Chicago, IL    60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com